Exhibit 99.1

PRESS RELEASE

Company:	National Bancshares Corporation
		OTC Bulletin Board - NBOH
Contact: 	David C. Vernon, President and CEO
Address:	112 West Market Street
		Orrville, Ohio  44667
Phone:		330.682.1010
Fax:		330.682.4644

For Immediate Release: March 5, 2010

National Bancshares Corporation Announces 2009 Net Income of $1,609,000

Orrville, Ohio ~ National Bancshares Corporation, the holding company for First National Bank, reported net income of $1,609,000 for the year ended December 31, 2009, a decrease of $585,000 or 26.7% from $2,194,000 in 2008.
Per share earnings were $0.73 for 2009 compared to $1.00 for 2008. Net income for the three months ended December 31, 2009 was $315,000, a decrease of $300,000 or 48.8% compared to $615,000 for the same period in 2008. For the fourth quarter basic and diluted earnings per share were $0.14 compared to $0.28 for the fourth quarter of 2008.


Full-Year 2009 Business Highlights:

~ Net interest income for the year ended December 31, 2009 was $12,228,000, an increase of 8.3% compared to $11,286,000 for the same period in 2008, the highest level of net interest income in the Bank`s history.

~ The Bank`s Fairlawn office, which opened in May of 2009, generated over $27 million in loans in just seven months.

~ Mortgage banking income increased $184,000 or 146.0% to $310,000 from $126,000 in 2008.

~ Total loans increased $15.5 million or 8.5% from $181.5 million as of December 31, 2008 to $197.0 million as of December 31, 2009.

~ Total deposits increased $27.8 million or 10.5% from $263.6 million as of December 31, 2008 to $291.4 million as of December 31, 2009.


Full-Year 2009 Financial Summary:

Net interest income for 2009 was $12,228,000, an increase of 8.3% from $11,286,000 for 2008. Net interest income was positively impacted by the growth in average balances of loans, securities and deposits, a decrease in the yield on earning assets and a decrease in the cost of funds.

Earnings for 2009 were negatively impacted by the $1,829,000 provision for loan losses, an increase of $1,347,000 compared to the same period in 2008. The increase in the provision was related to the increase in classified loans from $7.2 million as of December 31, 2008 to $14.6 million as of December 31, 2009 and a $400,000 partial charge-off related to a $1.6 million commercial real estate loan.

Noninterest income for 2009 increased 27.4%, from $2,333,000 in 2008 to $2,972,000 in 2009. The increase is primarily related to net gains recorded on the sale of securities and the increase in income from mortgage banking activities from $126,000 in 2008 to $310,000 in 2009.

Noninterest expense for 2009 was $11,364,000, an increase of 11.7% from $10,173,000 in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium from $35,000 in 2008 to $605,000 in 2009. Salaries and employee benefits, occupancy and professional and consulting fees were slightly higher in 2009 compared to 2008 levels.

December 31, 2009 Financial Condition:

Total assets increased 9.5% to $370.2 million as of December 31, 2009, from $338.0 million at December 31, 2008. Securities available for sale totaled $130.2 million as of December 31, 2009, compared to $127.2 million at December 31, 2008. Loans, net of allowance for loan losses increased
$14.3 million to $194.1 million as of December 31, 2009, compared to $179.8 million at December 31, 2008. Deposits increased 10.5% to
$291.4 million as of December 31, 2009, compared to $263.6 million at December 31, 2008. Shareholders` equity increased 5.4% to $38.9 million at the end of 2009, from $36.9 million at the end of 2008. Accumulated other comprehensive income, which is the after tax unrealized gain on securities classified as available for sale, increased to $2.5 million as of December 31, 2009, compared to $1.5 million as of December 31, 2008.

The allowance for loan losses increased from $1,718,000 as of December 31, 2008 to $2,906,000 at December 31, 2009, or from 0.95 percent of total loans at year-end 2008 to 1.48% at December 31, 2009. The provision for loan losses for 2009 was $1,829,000, compared to $482,000 in 2008. Total nonperforming loans increased from $2.0 million as of December 31, 2008 to $5.2 million at December 31, 2009. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due greater than 30 days and still accruing, decreased from $2.1 million as of December 31, 2008 to $1.7 million as of December 31, 2009. In 2009, total classified loans increased from $7.2 million to $14.6 million. The increase in the allowance for loan loss is directly attributable to the economic downturn which has negatively impacted the financial position of some of the Bank`s commercial borrowers. Management believes the allowance for loan losses is adequate as of December 31, 2009.

Fourth-Quarter 2009 Financial Summary:

Net interest income for the quarter ended December 31, 2009 was $3,150,000, an increase of 7.3% from $2,936,000 for the same period in 2008, the highest level of net interest income for a quarter in the Bank`s history.

Earnings for the quarter were negatively impacted by the $902,000 of provision for loan losses, an increase of $804,000 compared to the same period in 2008. The increase in the provision was primarily related to the increase in classified loans from $11.3 million as of September 30, 2009 to $14.6 million as of December 31, 2009.

Noninterest income for the three month period ended December 31, 2009 increased 60.3%, from $609,000 in 2008 to $976,000 in 2009. The increase is primarily related to net gains recorded on the sale of securities.

Noninterest expense for the quarter ended December 31, 2009 was $2,878,000, an increase of 10.4% from $2,606,000 in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium from $11,000 in 2008 to $93,000 in 2009.

National Bancshares Corporation`s subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Fairlawn, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements ~ This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company`s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended
December 31, 2008. The Company assumes no obligation to update any forward-looking statement.